Dialysis Corporation of America
                          1302 Concourse Drive, Suite 204
                             Linthicum, Maryland 21090
                             Telephone: (410) 694-0500
                             Telecopier: (410) 694-0596

                                                          August 2, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 02549

     RE: Form 10-K for the fiscal year ended December 31, 2004
         Dialysis Corporation of America (0-8527)

     This is in response to the comments discussed by the accounting staff with us on Friday afternoon, July 29, 2005, in particular, Thomas K. Langbein, Chairman of the Board of Dialysis Corporation of America ("DCA" or the "company"), and its parent, Medicore, Inc. ("Medicore"), Stephen W. Everett, President and Chief Executive Officer of DCA, Don Waite, Vice President, Finance and Chief Financial Officer of DCA, Daniel R. Ouzts, Vice President, Treasurer and Chief Accounting Officer of DCA and Vice President, Finance, Principal Financial Officer, Treasurer and Chief Accounting Officer of Medicore, and Angelo J. Coppolino, CPA and Principal, and Frank J. Lamendola, CPA and Principal of Moore Stephens, P.C., the independent registered public accounting firm for DCA and Medicore. We sincerely wish to thank Oscar Young, Senior Staff Accountant, and Tabatha Akins, Staff Accountant, for their communications and comments to assist us in resolving the remaining issues to our annual report on Form 10-K for the year ended December 31, 2004 ("Form 10-K"), in order for DCA to be able to expeditiously move forward with respect to its merger registration statement on Form S-4 filed with the Commission on June 3, 2005 (file No. 333-125515).

     The following responses are keyed to the staff's oral comments of July 29, 2005. We are providing you with marked copies of our amendment no. 1 (this is the second draft of amendment no. 1, the first draft dated July 15, 2005, not yet filed) to our Form 10-K (current draft includes all former and current amendments, collectively referred to as "Form 10-K/A1"). To facilitate your review, please note the recent changes to pages 1, 7, 41, 47, 48, 50, 51, 71, (signature page), F-3, F-25, F-26, the consents, exhibits
23.1 and 23.2, the certifications, exhibits 31.1, 31.2 and 32.2, and the filing cover letter.

     Other than Comment No. 1, all responses to the staff's oral comments of July 29, 2005 relate and will be identified to your comment letter to DCA dated July 11, 2005 (referred to as "Staff Comment Letter").

Comments and Responses
----------------------

Comment No. 1.  As to original comment letter dated June 22, 2005, items 1-3,
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(a) advise where disclosure is documented in the Form 10-K/A1; (b) provide any further information not disclosed in the recent draft; or (c) advise why such information is not disclosed.

Response: All comments have been responded to:

Item 7.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
.. . . page 36
-------------

Results of Operations, page 39 [page 38]
----------------------------------------

     Item 1. Bullet points 1 and 2, see page 41 to Form 10-K/A1; bullet point 3, see pages 40 and 47 (as modified) to Form 10-K/A1.

     Item 2. See page 41 to Form 10-K/A1.

     Item 3. Bullet points 1 and 2, see page 40 to Form 10-K/A1; bullet points 3 and 4, responded to in June 29, 2005 response letter with Schedule A, "Account Receivables Table"; bullet point 5, see page 41 to Form 10-K/A1

Comment No. 2.  Clarification of Georgia center put/call options and purchase
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price possibly affected by EBITDA.

Response:

Staff Comment Letter

Notes to Consolidated Financial Statements, page F-8
----------------------------------------------------

Item 7

Our opinion at March 31, 2005 and December 31, 2004 that the calculation of fair value of the put and call options on the Georgia dialysis center would not have had a material effect on the consolidated financial position or consolidated results of operations of the company is based upon the following:

Both the put and call option were set at a level that in management's opinion was below the estimated fair value purchase price for a dialysis center at March 31, 2005 and December 31, 2004. It was management's opinion that at those dates neither the put nor the call would be exercised. Based on the above, there was no potential liability estimated, since the fair value of the acquisition exceeded the put. No asset was recorded because although the fair value purchase price exceeded the call, such amount was discounted due to management's opinion that neither the put nor call would be exercised at those dates. This resulted in a potential asset of approximately $10,000 to $15,000 at March 31, 2005 and December 31, 2004, which was deemed immaterial.

See pages 7 and F-25.

Comment No. 3.  Out of network revenues; qualitative and quantitative
-------------
estimates; SAB Topic 13 (SAB 104).

No specific comment in Staff Comment Letter (comment made to Medicore, Critical Accounting Policies and Estimates, page 52, Item 6).
------------------------------------------------------------

Response:

Disclosure clarified and expanded (see page 47).

Please note that DCA estimates out of network revenues on a case by case basis. The DCA staff collects all available information on each individual claim. This includes contacting the patients' insurance company and requesting out of network payor rates, deductible, and co-payment information. If DCA is not given satisfactory information from the insurance company, it then utilizes other sources such as a review of historical payments from this particular insurance provider for other patients. If DCA has no experience with the insurance company, its staff then looks to similar plan types with other insurers for its estimates. Typically within a two to four month period DCA will receive a payment for services rendered. At that point DCA will adjust its revenues recognized to reflect the payor rate given by the insurance company. All future revenues for this patient are then recognized based on DCA's experience with that insurance company's payment history. As indicated under "Critical Accounting Policies and Estimates, Revenue Recognition" of the Form 10-K/A1 (page 47), DCA adheres to the guidelines of SAB Topic 13 (SAB 104) in recognizing revenue for out-of-network providers. DCA's historic experience and internal controls provide a basis for both making reasonable estimates of revenues for out-of-network providers and identifying on a timely basis any necessary changes to estimates.

Comment No. 4.  Georgia Medicaid accounts receivable and recoverability;
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probable and reasonable estimates.

Response:

Staff Comment Letter

Critical Accounting Policies and Estimates, page 46 [page 47]
-------------------------------------------------------------

Item 5

As a result of previously disclosed problems DCA experienced with the state of Georgia's Medicaid Program, DCA performed a complete review of all outstanding Georgia Medicaid claims. Due to the inaccuracies and malfunctions of the Georgia Medicaid "lock-in" process, it was not until the final quarter of 2004 that DCA was made aware that certain patients were ineligible for payment. As a result of this review and our growing body of knowledge of Georgia's Medicaid program, it was determined that it was probable that $413,000 of the outstanding Georgia Medicaid balance was uncollectible. In accordance with SFAS 5, paragraphs 8, 22 and 23, this amount was provided for in the estimated allowance for doubtful accounts.

Form 10-K/A1 disclosure modified and clarified. We have also revised the allowance for the doubtful accounts portion of our Critical Accounting Policies and Estimates to reflect our adherence to SFAS 5. See pages 41 and 47; also pages 7 and F-25.

Comment No. 5.  Subsidiary Stock Option Exercises.
-------------

Not applicable to DCA.

Comment No. 6.  Recognition of goodwill; disclose factors.
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Response:

Staff Comment Letter

Note 10--Acquisitions, page F-25 [page F-26]
--------------------------------------------

Item 10

Expanded and clarified (see page F-26).

Comment No. 7.  Discontinued Operations.
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Not applicable to DCA.

                                       Very truly yours,

                                       Dialysis Corporation of America

                                          /s/ Don Waite
                                       By:---------------------------------
                                          Don Waite, Vice President of
                                          Finance, and Chief Financial
                                          Officer

cc: Jeffrey Reidler, Asst. Dir. of Corp. Finance
        Zafar Hasan, Staff Attorney
        Oscar M. Young, Senior Staff Acct.
        Tabatha Akins, Staff Acct.